DREYFUS LIQUID ASSETS, INC.

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

The Board, including a majority of the non-interested Board members, of the above-listed investment company (the “Fund”) has determined that the following plan is in the best interests of each class of the Fund individually and the Fund as a whole:

1.         Class Designation: Fund shares shall be divided into Class 1 shares and Class 2 shares.

2.         Differences in Services: The services offered to shareholders of each Class shall be similar, except that Dreyfus Automatic Asset Builder, Dreyfus Payroll Savings Plan, Dreyfus Government Direct Deposit Privilege, Dreyfus Dividend Sweep, Dreyfus Step Program, Dreyfus TeleTransfer Privilege, Automatic Withdrawal Plan and Checkwriting Privilege are only available to Class 1 shareholders.

3.         Differences in Distribution Arrangements: Class 1 shares and Class 2 shares shall be offered at net asset value. Neither Class shall be subject to any front-end or contingent deferred sales charges.

Class 1 shares are offered to the public in general. Class 2 shares are offered only to certain financial institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity.

Class 1 shares shall be subject to an annual service fee at the rate of .25% of the value of the average daily net assets of such Class pursuant to a Shareholder Services Plan.

4.         Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund’s transfer agent as being attributable to a specific Class; and (g) Board members’ fees incurred as a result of issues relating to a specific Class.

5.         Exchange Privileges: Shares of a Class of the Fund shall be exchangeable only for shares of certain other investment companies specified from time to time.

Dated:	January 20, 2005

Amended: October 30, 2009